

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 1, 2015

<u>Via E-mail</u>
Ms. Jodi Johnson
Chief Financial Officer
Red Trail Energy, LLC
3682 Highway 8 South, P.O. Box 11
Richardton, North Dakota 58652

> **RE: Red Trail Energy, LLC**
> **Form 10-K for the Year Ended September 30, 2014**
> **Filed December 15, 2014**
> **Response Letter dated March 24, 2015**
> **File No. 0-52033**

Dear Ms. Johnson:

 We have reviewed your response letter dated March 24, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1.   We note your response to comment three of our letter dated March 10, 2015 that the GS CleanTech Corporation lawsuit has been monitored by you due to the impact it may have on you as a producer of corn oil. In future filings, to the extent you retain the disclosure relating to the litigation, please disclose the relevance of the litigation and the potential material impact to your operations.

<u>Patents, Trademarks, Licenses, Franchises and Concession, page 7</u>

2.   We note your response to comment two of our letter dated March 10, 2015. In future filings, please list the license agreement as one of the exhibits to your Form 10-K.

You may contact Frank Pigott, Staff Attorney at (202) 551-3570 or Erin Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact

Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant